Exhibit 99.1

FreshRealm LLC

Financial Statements

As of December 31, 2018, and 2017 and For the Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Members and Board of Managers

FreshRealm, LLC

Report on Financial Statements

We have audited the accompanying financial statements of FreshRealm, LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of operations, members’ equity (deficit), and cash flows for the year ended December 31, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreshRealm, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is likely to need additional equity or debt financing to fund operations. This matter raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP

Los Angeles, California

March 22, 2019

2

FreshRealm, LLC

Balance Sheets

	December 31,	December 31,
	2018	2017
		(Unaudited)
Assets
Current assets
Cash	$748,237	$4,629,581
Restricted cash	349,170	349,170
Accounts receivable, net	1,078,716	2,107,427
Inventory	3,079,862	1,515,276
Notes receivable, net	69,629	-
Prepaid expenses and other current assets	688,342	752,025
Total current assets	6,013,956	9,353,479

Property and equipment, net	7,255,501	4,962,291
Software development costs, net	1,444,073	2,255,384
Deposits	171,056	168,727
Total assets	$14,884,586	$16,739,881

Liabilities and Members' Equity (Deficit)

Current liabilities
Accounts payable	$4,622,085	$3,994,953
Accrued expenses	1,665,564	677,799
Current portion of notes payable	14,497,572	479,057
Total current liabilities	20,785,221	5,151,809
Long-term portion of notes payable, net of current portion	419,052	916,619
Deferred rent	497,294	-
Total liabilities	21,701,567	6,068,428
Commitments and contingencies
Members' (deficit) equity
Class A units, no par value, 3,580,379 units authorized and 3,321,291 and 2,920,966 units issued and outstanding at December 31, 2018 and 2017, respectively	69,520,457	53,520,424
Additional paid-in capital	17,392	166,124
Accumulated deficit	(76,354,830)	(43,015,095)
Total members' (deficit) equity	(6,816,981)	10,671,453
Total liabilities and members' (deficit) equity	$14,884,586	$16,739,881

See accompanying notes.	3

FreshRealm, LLC

Statements of Operations

	Year Ended	Year Ended	Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
		(Unaudited)	(Unaudited)

Net revenue	$37,666,307	$18,218,638	$4,190,361
Cost of goods sold	49,034,085	25,983,355	7,331,216
Gross loss	(11,367,778)	(7,764,717)	(3,140,855)

Operating expenses
Salaries and related expenses	11,372,794	7,928,417	3,278,890
Operating and administrative expenses	10,009,665	5,989,973	3,194,806
Loss from operations	(32,750,237)	(21,683,107)	(9,614,551)

Other expenses (income)
Interest expense	486,160	29,726	721
Interest income	(10,707)	(1,117)	(6,187)
Other expense	114,045	4,736	16,692
Net loss	$(33,339,735)	$(21,716,452)	$(9,625,777)

4	See accompanying notes.

FreshRealm, LLC

Statements of Members’ Equity (Deficit)

	Class A		Additional Paid-	Accumulated
	Units	Amount	In Capital	Deficit	Total
Balance at December 31, 2015 (unaudited)	1,848,309	$14,854,304	$-	$(11,672,866)	$3,181,438

Sale of Class A units (unaudited)	307,802	10,660,984			10,660,984
Unit-based compensation expense (unaudited)			264,208		264,208
Net loss (unaudited)				(9,625,777)	(9,625,777)

Balance at December 31, 2016 (unaudited)	2,156,111	25,515,288	264,208	(21,298,643)	4,480,853

Sale of Class A units (unaudited)	764,855	28,005,136			28,005,136
Unit-based compensation expense (unaudited)			(98,084)		(98,084)
Net loss (unaudited)				(21,716,452)	(21,716,452)

Balance at December 31, 2017 (unaudited)	2,920,966	53,520,424	166,124	(43,015,095)	10,671,453

Sale of Class A units	401,325	16,000,033			16,000,033
Unit-based compensation expense			(148,732)		(148,732)
Net loss				(33,339,735)	(33,339,735)

Balance at December 31, 2018	3,322,291	$69,520,457	$17,392	$(76,354,830)	$(6,816,981)

See accompanying notes.	5

FreshRealm, LLC

Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2018	2017	2016
		(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(33,339,735)	$(21,716,452)	$(9,625,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,048,782	708,583	156,079
Amortization expense	992,777	882,065	651,637
Bad debt expense	393,460	-	-
Write-downs of inventory	325,000	-	-
Unit-based compensation expense	(148,732)	(98,084)	264,208
Loss on disposal of property and equipment	81,192	4,737	-

Changes in operating assets and liabilities:
Accounts receivable	487,657	(1,340,157)	(738,375)
Inventory	(1,889,586)	(1,332,667)	(171,632)
Prepaid expenses and other current assets	63,683	(642,111)	(8,111)
Deposits	(2,329)	(128,399)	(27,586)
Accounts payable	627,132	1,103,486	2,628,317
Accrued expenses	987,765	(28,893)	518,245
Deferred rent	497,294	-	-

Net cash used in operating activities	(29,875,640)	(22,587,892)	(6,352,995)

Cash flows from investing activities
Purchase of property and equipment	(3,432,709)	(2,958,581)	(1,697,014)
Increase in capitalized software development costs	(181,466)	(816,351)	(1,227,995)
Proceeds from collection of notes receivables	87,490	-	-
Net cash used in investing activities	(3,526,685)	(3,774,932)	(2,925,009)

Cash flows from financing activities
Proceeds from sale of Class A units	16,000,033	28,005,136	10,660,984
Proceeds from notes payable	16,500,000	3,479,005	250,000
Payments on note payable	(2,979,052)	(2,104,909)	(250,000)

Net cash provided by financing activities	29,520,981	29,379,232	10,660,984

Net change in cash	(3,881,344)	3,016,408	1,382,980
Cash and restricted cash, beginning of the period	4,978,751	1,962,343	579,363
Cash and restricted cash, end of the period	$1,097,407	$4,978,751	$1,962,343

Supplemental disclosure of cash flow information:
Interest paid	$128,464	$29,277	$-
Income taxes paid	$-	$-	$-

Supplemental disclosure of non-cash investing and financing information:
Refinance of accounts receivable with note receivable	$251,149	$-	$-

6	See accompanying notes.

FreshRealm, LLC

Notes to Financial Statements

Note 1 – Description of Business and Basis of Presentation

Description of business – FreshRealm, LLC (the “Company” or “FreshRealm”) is headquartered in Ventura, California. The Company is primarily involved in the sales, production and distribution of fresh food meal kits and related products to national retail grocery businesses and home meal distribution providers. Using its cloud-based platform, the Company connects its customers to a national network of food suppliers, food makers and food packers. In the home delivery segment, the Company’s containers are 100% recyclable and the porters in which the food is shipped are reusable.  In 2017, the Company started utilizing its platform to supply fresh food meal kits to retailers.  This customer base has grown and represents the majority of the Company’s business. The Company was formed on January 17, 2013 and is owned by its members.

Note 2 – Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses from its inception, primarily as the result of operations and technology development. The Company has a net loss of approximately $33.3 million for the year ended December 31, 2018, and an accumulated deficit of approximately $76.4 million since inception. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for one year after March 22, 2019, which is the date the financial statements are available to be issued. The Company’s ability to continue as a going concern is dependent upon achieving a level of sales adequate to support the Company’s cost structure and raising significant capital. Prior to attaining this level of sales, the Company plans to fund its operations through a combination of additional debt and/or equity financing. See Note 15 – Subsequent Events for additional debt fund raising obtained subsequent to December 31, 2018. There is no assurance that the Company will be successful in its efforts to continue to raise additional equity or debt financing or to realize adequate revenue and cash flows from commercial sales. The accompanying financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Management plans to pursue equity and/or debt financing as required to fund operations until it is able to generate adequate cash flows from product sales.

Note 3 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). References to the ASC included hereinafter refer to the Accounting Standard Codification established by the Financial Accounting Standard Board (FASB) as the source of authoritative U.S. GAAP.

Use of estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The Company bases its estimates on historical experience and on various other assumptions that are believed reasonable under the circumstances. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis, including those related to useful lives of intangible assets, property and equipment, and legal contingencies, among others.

Cash and cash equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2018 and 2017, the Company’s cash consisted of amounts held as bank deposits.

7

FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

The Company has provided a letter of credit to the landlord for one of its leases in the amount of approximately $349,000 as of December 31, 2018 and 2017.  The letter of credit has a term of 12 months and renews automatically each year in the event the lease is still in effect.  The amounts associated with the letter of credit have been classified as restricted cash on the accounting balance sheets.  The restricted cash is included as a component of total cash as presented on the accompanying statements of cash flows.

Accounts receivable – The Company’s accounts receivable from product sales are recorded at contracted prices. The company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal accounts receivables are generally due 15 days after issuance of invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.  The allowance for doubtful accounts amounted to approximately $299,000 and $0 (unaudited) at December 31, 2018 and 2017, respectively.

Accounts receivable included a past due amount of $251,000 from one of the Company’s customers at December 31, 2017. This amount was subsequently converted to a short term note receivable in August 2018 with interest of 10% per annum payable in eleven monthly payments of principal and interest of $24,000.  The outstanding balance is reflected as notes receivable as of December 31, 2018 (see Note 7).

Property and equipment – Property and equipment are stated at historical cost less accumulated depreciation. Depreciation expense for furniture and fixtures is computed using the straight‐line method over the estimated useful lives of the assets, generally three years. Depreciation expense for porter parts is computed using the units of production method, which depreciates assets based on frequency of usage, generally 50 occurrences.

Inventory – Inventories are stated at the lower of cost or net realizable value. Cost is determined principally by the first-in, first-out method. Costs include materials, labor and manufacturing overhead.

Any write-down of inventory to the lower of cost or net realizable value creates a new cost basis that subsequently would not be marked up based on changes in underlying facts and circumstances. On an ongoing basis, the Company evaluates inventory for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item. If our review indicates a reduction in utility below carrying value, we reduce inventory to a new cost basis. If future demand or market conditions are different than our current estimates, an inventory adjustment to write down inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Capitalized software development costs – In accordance with applicable accounting standards, direct costs of the Company’s internal use software development incurred during the application development stage are capitalized until the software is substantially complete and ready for its intended use. The costs capitalized are limited predominately to payroll and the payroll-related costs of employees who are directly engaged in the application development stage in which activities include software configuration, interfaces, coding, installation of hardware, testing, and parallel processing. Costs included in the preliminary project and post-implementation operation stages are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is approximately three years. During the year ended December 31, 2018 and 2017, the Company capitalized approximately $181,000 and $816,000 (unaudited), respectively, of gross costs related to salaries and wages.

Salaries and related expenses – Salaries and related expenses consist primarily of personnel and related expenses, including wages, benefits, unit-based compensation and bonuses.

8

FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

Unit-based compensation – The Company grants unit-based awards to employees and directors, including profit interest units and options, which are accounted for in accordance with ASC 718.  The fair value of each grant is estimated on the grant date and is recognized as an expense over the vesting period net of estimated forfeitures.

Income taxes – The Company is a limited liability company which was treated as a partnership for federal income tax purposes and did not pay U.S. income taxes on its taxable income up through December 15, 2018.  Through this point, earnings and losses of the Company were included in the individual returns of the members and taxed at the member level. Therefore, no provision or liability for federal income taxes was included in the financial statements for activity up through December 15, 2018.

On February 27, 2019, the Company filed an Entity Classification Election with the Internal Revenue Service to be treated as a corporation for U.S. federal and state income tax purposes effective December 16, 2018. As a result, for activity subsequent to this point the Company accounts for income taxes under the asset and liability method of ASC 740, where deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes.  A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return. The Company does not have any entity-level uncertain tax positions as of December 31, 2018.

The Company converted to a calendar year-end effective December 31, 2017. FreshRealm filed its 2016 tax return for the fiscal year ended October 31, 2017, and a short period 2017 return for the period November 1 through December 31, 2017.  The Company will file a return covering the period from January 1, 2018 through December 15, 2018 as an LLC, as well as a stub return as a corporation from December 16, 2018 through December 31, 2018.

Fair value of financial instruments – The Company accounts for the fair value of financial instruments in accordance with the provisions of FASB ASC 820, Fair Value Measurement. This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an “exit price”) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 applies to all accounting pronouncements that require fair value measurements.

The Company’s financial instruments consist primarily of cash, accounts payable, accrued expenses, and notes payable. The carrying values of cash equivalents, accounts payable, and accrued expenses are representative of their fair values due to their short‐term maturities.

9

FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

Revenue recognition – The Company recognizes revenue upon concluding that all the criteria for revenue recognition have been met including: (i) persuasive evidence of an arrangement exists, (ii) the price is fixed or determinable, (iii) collection is reasonably assured, and (iv) delivery of products has occurred or services have been rendered. The Company purchases food from various manufacturers, and assembles it into meal kits for retailers or packs it into porters. Once the packing is complete, the meal kits are delivered to retailer distribution centers and the porters are loaded into the third-party carrier’s truck and shipped to the customers. The Company recognizes revenue when the product is delivered to its customers, which is typically the grocer retailer.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet dates but before financial statements are issued. The Company recognizes and discloses the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheets but arose after the balance sheet date and before the financial statements are issued.

The Company has evaluated subsequent events through March 22, 2019, which is the date the financial statements were available to be issued.

Recently issued and adopted accounting pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605 – Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Related to this ASU, Update No. 2016-10 (Topic 606) was issued. The update clarifies aspects identifying performance obligations and the licensing implementation guidance. For private companies, this ASU and update is effective for fiscal years beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. The Company is currently evaluating the method of adoption to use and the effect the standard is expected to have on the Company’s financial position, results of operations, and cash flows.

In February 2016, the FASB issued ASU No. 2016-02 – Leases (Topic 842). This update’s purpose is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update affects any entity that enters into a lease, with some specified scope exemptions. The amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the method of adoption to use.  The Company expects most of its leases to be recorded on the balance sheet as a result of adopting the update, which is expected to have a significant impact on the balance sheet.

10

FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

In March 2016, the FASB issued ASU No. 2016‐09, Stock Compensation: Improvements to Employee Share‐Based Payment Accounting. This ASU was designed to simplify accounting for share‐based payments in the following areas: income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU also contains provisions that simplify two areas specific to private companies: practical expedient for expected term and intrinsic value. For private companies, the amendments take effect for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any organization in any interim or annual period. The Company has adopted this guidance during the year ended December 31, 2018.  Adoption of this guidance did not have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The standard is intended to eliminate diversity in practice in the treatment of restricted cash in the statement of cash flows and requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For the Company, the amendments in ASU 2016-18 are effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company has adopted this guidance for the year ended December 31, 2018 and has classified restricted cash as part of total cash on the statements of cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting. The standard is intended to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. For the Company, the amendments in ASU 2017-09 are effective for annual periods beginning after December 15, 2017, with early adoption permitted. The Company has adopted this guidance during the year ended December 31, 2018. Adoption of this guidance did not have a material impact on the Company’s Financial Statements.

Note 4 – Property and Equipment

Property and equipment at December 31, 2018 and 2017(unaudited), consists of the following:

	December 31,	December 31,
	2018	2017
		(Unaudited)
Furniture and fixtures	$102,228	$107,877
Equipment	3,255,547	1,776,644
Porters	2,582,654	2,582,654
Leasehold improvements	1,529,392	317,736
Property and equipment, gross	7,469,821	4,784,911
Accumulated depreciation	(1,975,256)	(937,506)
	5,494,565	3,847,405
Construction in progress	1,760,936	1,114,886

Property and equipment, net	$7,255,501	$4,962,291

Depreciation expense was approximately $1,049,000, $709,000 (unaudited), and $156,000 (unaudited) for the year ended December 31, 2018, 2017 and 2016, respectively.

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FreshRealm, LLC

Notes to Financial Statements

Note 5 – Inventory

Inventory consisted of the following at December 31, 2018 and 2017 (unaudited):

	December 31,	December 31,
	2018	2017
		(Unaudited)
Supply inventory	$395,262	$260,130
Food inventory	2,684,600	1,255,146
Total inventory	$3,079,862	$1,515,276

Note 6 – Intangible Assets

Intangible assets are comprised of software development costs related to costs incurred internally in creating the software for the Company’s product. The intangible assets are amortized on a straight-line basis over the estimated useful lives of 3 years. Intangible assets at December 31, 2018 and 2017 (unaudited) consist of the following:

	December 31,	December 31,
	2018	2017
		(Unaudited)
Software development	$4,660,344	$4,478,878
Accumulated amortization	(3,216,271)	(2,223,494)
Intangible assets, net	$1,444,073	$2,255,384

Future scheduled amortization expense related to these assets as of December 31, 2018, is as follows:

Year Ended
December 31,

2019	$901,812
2020	498,935
2021	43,326
Total	1,444,073

Amortization expense for the year ended December 31, 2018, 2017 and 2016 was approximately $993,000, $882,000 (unaudited) and $652,000 (unaudited), respectively.

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FreshRealm, LLC

Notes to Financial Statements

Note 7 – Notes Receivable

The following is a summary of notes receivables outstanding as of December 31, 2018 and 2017 (unaudited):

	December 31,	December 31,
	2018	2017
		(Unaudited)
Unsecured promissory note with a customer entered into on August 7, 2018 for $251,149 bearing interest at 10% per annum and due in 11 monthly payments of $24,011 through July 2019. The balance at December 31, 2018 reflects an outstanding princial balance of $163,659, offset by an estimated allowance for doubtful accounts of $94,030.	$69,629	$-
Total notes receivable	$69,629	$-

The Company also entered into a series of convertible promissory notes with a customer during 2018 for an aggregate total of $2,000,000 bearing interest at 12% per annum.  All unpaid principal and interest are due on the earlier of December 31, 2019, or upon a qualified financing or change in control of the customer, as defined in the agreements.  Upon a qualified financing or change in control of the customer, the Company shall have the option to convert the outstanding note balances into shares of the customer at a conversion rate equal to 80% of the price per equity sold by the customer in the financing or change of control.  If the notes are still outstanding at December 31, 2019, the Company shall have the option to convert the outstanding note balances into the most senior outstanding preferred equity instruments of the customer at a conversion price equal to the price paid by purchasers in the most recent equity sale.  The Company has fully reserved for the notes receivable balances, as collection of the notes are considered doubtful and the net realizable value of any securities the Company could convert the notes into are considered to be $0.

Note 8 – Members’ Equity

The Company’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) dated July 31, 2013 allowed for the issuance of 1,271,075 Class A units. The Operating Agreement has been amended based on a written consent of the board as needed to allow for additional units issued. As of December 31, 2018, the Company was authorized to issue up to 3,580,379 Class A units

During the year ended December 31, 2016 (unaudited), the Company sold 307,802 Class A units for proceeds of approximately $10,661,000.  During the year ended December 31, 2017 (unaudited), the Company sold 764,855 Class A units for proceeds of approximately $28,005,000.  During the year ended December 31, 2018, the Company sold 401,325 Class A units for proceeds of approximately $16,000,000.

Note 9 – Unit-Based Compensation

Profit Interest Units (PIUs)

Under the terms of the Company’s Operating Agreement, the Company is authorized to issue up to 195,555 PIUs to employees or other service providers with the purpose of attracting and retaining the best available personnel.  PIUs are membership interests in the Company that vest over a period ranging from immediately to five years from the date of grant.  Each PIU grant agreement contains a floor value, equal to the estimated fair value of the Company on the date of grant.  Upon a sale or dissolution of the Company, PIUs do not receive any value for their units unless the proceeds from sale or dissolution is greater than the floor threshold established in the grant agreement.  Accordingly, PIUs have no value on the date of grant.

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FreshRealm, LLC

Notes to Financial Statements

Note 9 – Unit-Based Compensation (continued)

The Company accounts for PIUs at the fair value of the membership units on the date of the grant less the floor value per unit.  As the floor value equals the estimated fair value on the date of grant, there is no expense recognized in the statements of operations for the year ended December 31, 2018, 2017 (unaudited) and 2016 (unaudited).

The following is a summary of the PIU activity for the periods below.

		Weighted-
		Average
		Floor Value
	PIUs	(in '000s)

Outstanding at December 31, 2015 (unaudited)	22,416	$50,000
Granted (unaudited)	17,942	76,529
Forfeited (unaudited)	(10,066)	74,613
Outstanding at December 31, 2016 (unaudited)	30,292	$57,534
Granted (unaudited)	5,634	103,287
Forfeited (unaudited)	(6,804)	60,083
Outstanding at December 31, 2017 (unaudited)	29,122	$65,790
Granted	64,039	113,395
Outstanding at December 31, 2018	93,161	$98,514

As of December 31, 2018, 43,102 of the outstanding PIUs were vested.  The remaining unvested units are scheduled to vest over periods extending through May 2023.

2018 Equity Incentive Plan

The Company has adopted the 2018 Equity Incentive Plan (the “Plan”) which provides for the Company to grant options and other unit-based incentive awards to key employees and other service providers.  Under the terms of the Plan, 75,084 units in the Company have been reserved for satisfaction of awards issued under the Plan.  The exercise price (or base value from which appreciation is to be measured) of any awards made under the Plan will be the fair value of the units on the date of the grant.  Any awards made under the plan have a maximum term not to exceed 10 years.  In December 2018, the Company granted options to employees, which represent the first awards issued under the Plan.

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model using the assumptions noted in the following table.  As there is no active market for the Company’s membership units, the volatility was estimated as of each grant date using an index of comparable publicly traded companies.  The expected life represents the average between the vesting period and contractual life

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FreshRealm, LLC

Notes to Financial Statements

Note 9 – Unit-Based Compensation (continued)

of the options.  The risk-free interest rate is based on published U.S. Treasury Department interest rates for the expected terms of the underlying options.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2018	2017	2016

Expected life in years	7 years	NA	NA
Stock price volatility	59.8% - 60.0%	NA	NA
Risk free interest rate	2.83% - 2.92%	NA	NA
Expected dividends	None	NA	NA
Estimated forfeiture rate	36.7%	NA	NA

The following summarizes the option activity for the periods below:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)

Outstanding at December 31, 2017 (unaudited)	-	$-	-
Granted	20,988	44.79
Outstanding at December 31, 2018	20,988	$44.79	9.94

Vested and expected to vest at December 31, 2018	13,290	$44.79	9.94

Exercisable at December 31, 2018	-	$-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2018 was $27.66.  Total share-based compensation expense relating to options during the year ended December 31, 2018, 2017 and 2016 amounted to approximately $17,000, $0 (unaudited), and $0 (unaudited), respectively.

As of December 31, 2018, the total unrecognized expense relating to the options expected to be recognized in future periods was approximately $350,000.  The unrecognized expense is expected to be recognized over the vesting periods of the underlying options which extend through January 2023.

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FreshRealm, LLC

Notes to Financial Statements

Note 10 – Notes Payable

The following is a summary of all notes payable as of December 31, 2018 and 2017 (unaudited):

	December 31,	December 31,
	2018	2017
		(Unaudited)
Unsecured note payable to unit holder, due in monthly installments of $14,172 including interest at 8.6% per annum payable through September 2020.	$275,385	$415,169
Unsecured note payable to unit holder, due in monthly installments of $15,262 including interest at 8.6% per annum payable through September 2020.	296,572	447,110
Unsecured note payable to unit holder, due in monthly installments of $16,990 including interest at 8.6% per annum payable through October 2020.	344,667	511,055
Series of short-term notes payable to Calavo Growers, Inc. (Calavo), a unit holder further desctibed in Note 12, with interest accruing at 10% per annum, due and payable on October 31, 2019. Calavo has the option to extend the repayment date to November 1, 2020. All outstanding borrowings from Calavo are secured by substantially all assets of the Company.	13,000,000	-
Series of short-term notes payable to a board member and unit holder with interest accruing at 10% per annum, due and payable $500,000 in September 2019 and $500,000 in October 2019.	1,000,000	-
Note payable to Calavo, secured by ownership units in FreshRealm with interest accruing at 4% per annum, due and payable in May 2018.	-	22,342
	14,916,624	1,395,676
Less: current portion	14,497,572	479,057
Long-term portion	$419,052	$916,619

During the year ended December 31, 2018, Calavo loaned the Company an additional $2.5 million of short-term notes payable, which was repaid in the same year.  During the year ended December 31, 2017 (unaudited) and 2016 (unaudited), the Company received short-term notes payable from unit holders totaling $2,000,000 and $250,000, respectively, bearing interest at 4% per annum, which were repaid in the same years in which the notes were received.

Future scheduled maturities of notes payable as of December 31, 2018 are as follows.

Year Ended
December 31,

2019	$14,497,572
2020	419,052
Total	14,916,624

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FreshRealm, LLC

Notes to Financial Statements

Note 11 – Commitments and Contingencies

Lease Commitments

The Company leases commercial property for their office buildings and plant facilities under non-cancelable operating leases.  Rent expense was approximately $3,385,000, $2,059,000 (unaudited) and $391,000 (unaudited) for the year ended December 31, 2018, 2017 and 2016, respectively.

The Company entered into multiple space leases for offices and plant facilities during fiscal 2018 and 2019. Future minimum lease payments are as follows:

Year Ended
December 31,

2019	$1,720,498
2020	1,654,449
2021	1,418,192
2022	1,121,703
2023	448,797
Thereafter	1,761,082
Total	8,124,721

Retirement 401(k) Savings Plan

The Company sponsors a 401(k) retirement savings plan in which the Company makes matching contributions to all eligible employees.  The Company’s contributions to the 401(k) plan were approximately $140,000, $23,000 (unaudited) and $0 (unaudited) for the year ended December 31, 2018, 2017 and 2016, respectively.

Contingencies

During the ordinary course of the Company’s business, it is subject to various claims and litigation.  Management is not aware of any outstanding litigation which would have a significant impact on the Company’s financial statements.

Note 12 – Related Parties

At December 31, 2018, Calavo owned 37% of the Company. Prior to fiscal year 2016, Calavo was the majority member. Three members of the Company’s board of directors hold seats on Calavo’s board of directors, including Calavo’s Chief Executive Officer.  As described in Note 10, Calavo loaned the Company an aggregate total of $15.5 million during the year ended December 31, 2018, of which $2.5 million was repaid during the year.  The remaining balance as of December 31, 2018 of $13 million is due on October 31, 2019, with Calavo having the option to extend the due date to November 1, 2020.

The Company leased space from Calavo in two pack facilities, in Riverside, CA and Dallas, TX. The leases for these facilities expired in December 2018.  Total rent expense relating to leasing with Calavo for the year ended December 31, 2018, 2017 (unaudited) and 2016 (unaudited), amounted to approximately $217,000, $17,000 and $0, respectively.  The Company also subleases cold storage space to Calavo under a month-to-month lease which commenced on June 1, 2018 per $15,000 per month.

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FreshRealm, LLC

Notes to Financial Statements

Note 13 – Income Taxes

Prior to the Entity Classification Election filed with the Internal Revenue Service on February 27, 2019, and effective December 16, 2018, the Company did not have any deferred tax assets or liabilities, as the Company was an LLC for income tax purposes, and thus the income tax impact of the Company’s operations was passed through to its members.  Therefore, the income tax activity presented below relates to the Company’s operations on and subsequent to the effective date of the Entity Classification Election on December 16, 2018.

Note 13 – Income Taxes (continued)

Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31,
2018
Net operating loss carryforwards	$244,224
Allowance for doubtful accounts	641,187
Reserve for obsolete inventory	116,955
Accrued expenses	124,799
Depreciation and amortization	29,165
Other	32,994
State taxes	(55,925)
Less: valuation allowance	(1,133,399)
Deferred tax assets, net	-

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes were as follows:

December 31,
2018
Statutory federal income tax rate	21.0%
State tax, net of federal benefit	6.7%
Non-deductible items	-0.3%
Change in valuation allowance	-27.4%
-

The Company has net operating losses of approximately $835,000 as of December 31, 2018 that expire in 2038 for federal and state purposes.

Note 14 – Vendor and Customer Concentrations

The Company acquires goods from various vendor sources.  The Company had one vendor which comprised 16.7% and 18.1% of total purchases during the year ended December 31, 2018 and 2017 (unaudited), respectively.  During the year ended December 31, 2016 (unaudited), the Company had three vendors which comprised 15.3%, 15.1% and 11.7%, respectively, of total purchases during the year.

The Company sells its products to a very select number of customers.  During the year ended December 31, 2018, the Company had two significant customers which comprised 80.9% and 12.8%, respectively, of net

18

FreshRealm, LLC

Notes to Financial Statements

revenue.  During the year ended December 31, 2017 (unaudited), the Company had three significant customers which compromised 63.5%, 20.3% and 15.3%, respectively, of net revenue.  During the year ended December 31, 2016 (unaudited), the Company had two significant customers which comprised 78.2%

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FreshRealm, LLC

Notes to Financial Statements

Note 14 – Vendor and Customer Concentrations (continued)

and 20.0%, respectively, of net revenue.  The Company had two customers which comprised 61.5% and 17%, respectively, of accounts receivable at December 31, 2018.  The Company had two customers which comprised 50.9% and 36.7%, respectively, of accounts receivable at December 31, 2017 (unaudited).

The Company terminated its relationship with its most significant customer in December 2018.  Sales to this customer continued through February 2019, after which point the Company does not expect to generate any future revenue from this customer.

Note 15 – Subsequent Events

During January 2019, the Company received another $6.5 million in short-term loans from Calavo.  The notes bear interest at 10% per annum and are due on October 31, 2019.  Calavo has the option to extend the repayment date to November 1, 2020.

In February 2019, the Company entered into a supply agreement with a large multi-national retailer.  Calavo co-signed an addendum to this agreement to provide assurance to the customer that Calvo will assume responsibility for performance, in the event the Company cannot perform, provided that the customer must work in good faith to make reasonable adjustments to logistical elements in the contract, if requested by Calavo.

On February 27, 2019, the Company filed an Entity Classification Election with the Internal Revenue Service to be treated as a corporation for U.S. federal income tax purposes effective December 16, 2018 (see Note 13).

On March 4, 2019, the Company received another $1.5 million in notes payable from Calavo.  The notes bear interest at 10% per annum and are due on October 31, 2019.  Calavo has the option to extend the repayment date to November 1, 2020.

On March 5, 2019, the Company entered into an agreement for cold storage space and services with Calavo.  Under the terms of the agreement, Calavo provides the Company cold storage space at a facility in Jacksonville, Florida from March 15, 2019 through December 31, 2019 at a rate of $30,540 per month.

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